Schedule 13G


Name of issuer: Icosavax, Inc.

	Title of class of securities: Common Stock

	Cusip: 45114M109

	Date of event which requires filing: 12/31/2023

	Rule 13d-1(b)

	1.	Platinum Investment Management Limited

	2.	(b)

	3.

	4.	Sydney Australia

	5.	Platinum Investment Management Limited
		1,226,088 	(2.44%)
		Note:Combined total of underlying managed funds


	6.	N/A

	7.	Platinum Investment Management Limited
		1,380,618 	(2.75%)
		Note:Combined total of underlying managed funds

	8.	N/A

	9.	1,380,618

	10.	No

	11.	2.75%

	12.	IA



Item 1.

(a) 	Icosavax, Inc.

(b)     1930 BOREN AVE.
	SUITE 1000
	SEATTLE,
	WA 98101
	USA


Item 2.

(a) Platinum Investment Management Limited

(b) Level 8, 7 Macquarie Place
    Sydney NSW 2000
    Australia
(c) Australia
(d) Common Stock
(e) 45114M109

Item 3.
(e) An IA in accordance with Section 240.13d-1(b)(1)(ii)(e)

Item 4.

(a) 1,380,618
(b) 2.75%
(c) (i) 1,226,088
(ii) 0
(iii) 1,380,618
(iv) 0

Item 5
Yes

Item 6
N/A

Item 7
N/A

Item 8
N/A

Item 9
N/A



Item 10
(a) By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.